GS Acquisition Holdings Corp II

200 West Street

New York, NY, 10282

September 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Margaret Schwartz

Re: GS Acquisition Holdings Corp II

Registration Statement on Form S-4

File No. 333-257535

Dear Ms. Schwartz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), GS Acquisition Holdings Corp II (the “Registrant”) respectfully requests that the effective date of the Registrant’s Registration Statement on Form S-4 (File No. 333-257535) filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2021, as amended by Amendment No. 1 filed on August 11, 2021, Amendment No. 2 filed on September 3, 2021, Amendment No. 3 filed on September 21, 2021 and Amendment No. 4 filed on September 27, 2021 (the “Registration Statement”), be accelerated by the Commission to 4:00 pm Eastern Time on September 29, 2021, or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant requests that it be notified of such effectiveness by a telephone call to Brian Parness of Weil, Gotshal & Manges LLP at (212) 310-8040 and that such effectiveness also be confirmed in writing to the addresses listed on the cover page of the Registration Statement.

Very truly yours,

GS Acquisition Holdings Corp II

By:	/s/ Thomas R. Knott
Name:	Thomas R. Knott
Title:	Chief Executive Officer

cc:	Brian Parness, Esq., Weil, Gotshal & Manges LLP